

SECURIISSION

07007950

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 45018

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/06 (MM/DD/YY) AND ENDING 06/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Park Financial Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

485 North Keller Road, Suite 180
(No. and Street)

Maitland, (City) Florida (State) 32751 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matthew Fox (407) 672-1313
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Cuthill & Eddy LLC
(Name – *if individual, state last, first, middle name)*

1031 W. Morse Blvd., Suite 200, Winter Park, Florida 32789
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 06 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Matthew Fox, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Park Financial Group, Inc., as of June 30, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer of director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



ERIC M ROLINSON
MY COMMISSION # DD454299
EXPIRES: May 24, 2009
Florida Notary Service.com

Notary Public

Signature

President

Title

This report contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Cuthill & Eddy LLC
CERTIFIED PUBLIC ACCOUNTANTS
Limited Liability Company

Carson L. Eddy
Victor J. Incinelli
Todd Hitchins
Jennifer L. Christensen

Independent Auditors' Report

Board of Directors
Park Financial Group, Inc.
Maitland, Florida

We have audited the accompanying statement of financial condition of Park Financial Group, Inc. (the "Company") as of June 30, 2007, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Park Financial Group, Inc. at June 30, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules, the computation of net capital and the computation of aggregate indebtedness, as of June 30, 2007, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cuthill & Eddy LLC

August 1, 2007

1031 W. MORSE BLVD., SUITE 200, WINTER PARK, FL 32789-3738 • PHONE (407) 644-7455 • FAX (407) 628-5277
www.cuthilleddy.com

PARK FINANCIAL GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2007

ASSETS

Cash and cash equivalents	$ 528,339
Commissions and accounts receivable	270,600
Employee advances	15,100
Securities owned, trading, at market value	123,098
Furniture and equipment, net of accumulated depreciation of $64,742	81,352
Due from stockholder	39,000
Other assets	20,860
Deposit with clearing broker	100,309
	$1,178,658

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$ 649,464
Securities sold, but not yet purchased, at market value	23,320
Income taxes payable	58,805
Deferred tax liability, net	21,837
	753,426
Stockholder's equity:	
Common stock, $.01 par value, 100,000 shares authorized, issued, and outstanding	1,000
Additional paid-in capital	303,785
Retained earnings	120,447
	425,232
	$ 1,178,658

See accompanying notes to financial statements.

PARK FINANCIAL GROUP, INC.

STATEMENT OF OPERATIONS

YEAR ENDED JUNE 30, 2007

Revenues:	
Trading gains, net	$ 6,442,754
Commissions	311,178
Miscellaneous income	90,002
	6,843,934
Expenses:	
Commissions and trading participation	4,060,054
Clearing fees	656,923
Rent	155,801
Professional fees	277,880
Licenses and registrations	31,139
Payroll and payroll taxes	681,657
Telephone and communications	253,926
Interest	39,705
Other operating expenses	523,679
	6,680,764
Income before income tax expense	163,170
Income tax expense	(42,723)
Net income	$ 120,447

See accompanying notes to financial statements.

PARK FINANCIAL GROUP, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED JUNE 30, 2007

	Common Stock		Additional Paid in	Retained	Accumulated Other Comprehensive	
	Shares	Amount	Capital	Earnings	Income	Total
Balances, July 1, 2006	100,000	$ 1,000	$ 303,785	$ -	$ 115,548	$ 420,333
Recognition of other comprehensive income	-	-	-	-	(115,548)	(115,548)
Net income for the year ended June 30, 2007	-	-	-	120,447	-	120,447
Balances, June 30, 2007	100,000	$ 1,000	$ 303,785	$ 120,447	$ -	$ 425,232

See accompanying notes to financial statements.

PARK FINANCIAL GROUP, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED JUNE 30, 2007

Cash flows from operating activities:	
Net income	$ 120,447
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	19,845
Changes in operating assets and liabilities:	
Decrease in commissions and accounts receivable	137,592
Increase in employee advances	(7,100)
Increase in securities owned, trading	(15,091)
Increase in due from stockholder	(39,000)
Increase in other assets	(1,860)
Decrease in deposit with clearing broker	139
Increase in accounts payable and accrued expenses	323,386
Increase in securities sold, but not yet purchased	12,945
Decrease in income taxes payable	(178,677)
Decrease in deferred tax liability	(16,052)
Net cash provided by operating activities	356,574
Cash flows from investing activities:	
Purchase of furniture and equipment and net cash used by investing activities	(50,691)
Cash flows from financing activities:	
Principal payments on notes payable and net cash used by financing activities	(4,708)
Net increase in cash and cash equivalents	301,175
Cash and cash equivalents, beginning of year	227,164
Cash and cash equivalents, end of year	$ 528,339

See accompanying notes to financial statements.

1. Nature of operations and summary of significant accounting policies:

Nature of operations:

Park Financial Group, Inc. (the "Company") was incorporated in 1992, under the laws of the State of Florida for the purpose of doing business as a securities broker-dealer. The Company is registered with the National Association of Securities Dealers, the Securities and Exchange Commission under the Securities Act of 1934, and the State of Florida.

The Company clears all of its securities transactions with and for customers on a fully disclosed basis.

Revenue and expense recognition:

The revenues of the Company are derived primarily from trading profits earned on the purchase and sale of securities and from commissions earned on securities transactions. Securities transactions are recorded on the trade date basis.

Computation of customer reserve:

The Company is exempt from customer reserve requirements and providing information relating to possession or control of securities pursuant to Rule 15c3-3 of the Securities and Exchange Act of 1934. The Company meets the exemptive provisions of Paragraph (k)(2)(ii).

Cash and cash equivalents:

Cash and cash equivalents consist of amounts held in bank money market accounts and money market funds held by a brokerage.

Securities owned, not readily marketable:

Securities owned, not readily marketable consist of securities received prior to an initial public offering. These securities include restrictions on sale for a length of time after the initial public offering.

Securities owned, not readily marketable are accounted for as available-for-sale securities. Available-for-sale securities are recorded at the fair market value of the security in the accompanying Statement of Financial Condition, with the change in fair value during the period excluded from current earnings and recorded net of tax as a component of other comprehensive income. During the year ended June 30, 2007, these securities became unrestricted and were sold.

Furniture and equipment:

Furniture and equipment are carried at cost. Depreciation is provided on the straight-line basis over the assets' estimated useful lives, which are generally between 3-7 years.

PARK FINANCIAL GROUP, INC.

NOTES TO FINANCIAL STATEMENTS - CONTINUED

YEAR ENDED JUNE 30, 2007

1. Nature of operations and summary of significant accounting policies - continued:

Income taxes:

The Company records deferred income taxes using the liability method. Deferred income taxes are recorded to reflect the tax consequences on future years of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts at year end, based on enacted tax laws and statutory tax rates applicable to periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The types of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts generally relate to differences between depreciation methods used for book and tax purposes.

Liabilities subordinated to claims of general creditors:

There were no borrowings under subordination agreements as of June 30, 2007.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. Income taxes:

The income tax expense (benefit) at June 30, 2007 is summarized as follows:

Current:	
Federal	$ 49,347
State	9,428
	58,775
Deferred:	
Federal	(13,706)
State	(2,346)
	(16,052)
	$ 42,723

2. Income taxes - continued:

The components of the net deferred tax liability recognized in the accompanying balance sheet at June 30, 2007 are as follows:

Deferred tax asset	$ 8,775
Deferred tax liability	(30,612)
	$ (21,837)

The income tax expense differs from the expense that would result from applying federal statutory rates to income before income tax expense due to federal surtax exemptions.

3. Net capital requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $202,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1.

At June 30, 2007, the Company had excess net capital of $21,650 and a net capital ratio of 3.17 to 1.

4. Credit risk:

Cash is maintained in a high quality financial institution. Cash balances, at times, may exceed federally insured limits.

Additionally, cash balances are maintained by the Company's clearing agents. Such amounts, totaling approximately $150,000, are not covered by federal depositor's insurance at June 30, 2007.

5. Leases:

The Company leases its office space under a sixty-two month operating lease, expiring in July 2012 with the option of a 5-year extension. Under the terms of the lease, the Company is responsible for maintaining adequate insurance on the facility and paying for sales tax and its share of building operating costs. The monthly rental expense for this lease is $8,976.

The Company leases its copier under a 48-month lease, expiring in June 2010. The monthly rent expense for this lease is $325 plus sales tax.

5. Leases - continued:

Rent expense for the year ended June 30, 2007 was $155,801. Future net minimum lease payments are as follows:

Year ending June 30,	
2008	$ 111,612
2009	111,612
2010	111,612
2011	107,712
2012	107,712
2011	8,976
	$ 559,236

6. Supplemental disclosures of cash flow information:

During the year ended June 30, 2007, cash was paid as follows:

Interest	$ 39,705
Income taxes	$ 241,142

7. Contingencies:

During the year ended June 30, 2007, the Company was a defendant in an arbitration proceeding alleging that the Company, along with other co-defendants including the Company's prior clearing firm, was responsible for monetary losses in the claimant's securities accounts. After the case was adjourned, the Company's prior clearing firm filed a motion with the NASD arbitration panel seeking to add a new cross-claim against the Company for indemnification for any amount the clearing firm has to pay the claimants. The Company intends to vigorously defend itself against this proceeding. Management and legal counsel believe that there will not be an adverse outcome because the claims against the prior clearing firm are for independent causes of action, rather than simply as clearing agent in the normal course of business.

The Company was named a defendant in an arbitration proceeding claiming an alleged sales practice violation. Mediation proceedings will be conducted on August 16, 2007. Management and legal counsel believe that an unfavorable outcome is unlikely.

7. Contingencies - continued:

The United States Securities and Exchange Commission has filed an administrative action against the Company for violations of various sections of the Securities Act of 1933, the Securities Exchange Act of 1934, and underlying rules of both. The case is set for administrative hearings in October 2007. The Securities and Exchange Commission has not specified a range of monetary fines that could be imposed.

PARK FINANCIAL GROUP, INC.

COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF SECURITIES AND EXCHANGE COMMISSION

AS OF JUNE 30, 2007

Total stockholder's equity	$ 425,232
Adjustments:	
Deduct: Nonallowable assets:	
Employee advances	(15,100)
Furniture and equipment, net	(81,352)
Due from stockholder	(39,000)
Other assets	(20,860)
Net capital before haircuts on securities positions	268,920
Haircuts on securities positions	(33,912)
Blockage haircut	(11,358)
Net capital	$ 223,650

Reconciliation with Company's computation:

Net capital as reported in the Company's Part IIA (unaudited) FOCUS report	$ 249,661
Audit adjustments:	
Adjustments to income tax liability	(14,300)
Adjustments to accounts payable and accrued expenses	(11,710)
Rounding	(1)
	$ 223,650

See auditors' report.

PARK FINANCIAL GROUP, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS UNDER
RULE 17a-5 OF SECURITIES AND EXCHANGE COMMISSION

AS OF JUNE 30, 2007

Accounts payable and accrued expenses	$ 649,464
Income taxes payable	58,805
Aggregate indebtedness	$ 708,269
Ratio of aggregate indebtedness to net capital	3.17 to 1

See auditors' report.



Cuthill & Eddy LLC
CERTIFIED PUBLIC ACCOUNTANTS
Limited Liability Company

Carson L. Eddy
Victor J. Incinelli
Todd Hitchins
Jennifer L. Christensen

Independent Auditors' Report On Internal Control Required By SEC Rule 17a-5

Board of Directors
Park Financial Group, Inc.
Maitland, Florida

In planning and performing our audit of the financial statements and supplemental schedules of Park Financial Group, Inc. (the "Company") for the year ended June 30, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission, (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition that the transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1031 W. MORSE BLVD., SUITE 200, WINTER PARK, FL 32789-3738 • PHONE (407) 644-7455 • FAX (407) 628-5277
www.cuthilleddy.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cowan & Co. LLC

August 1, 2007

END